June 17, 2010

BY EDGAR

Mr. Larry Spirgel, Assistant Director
Mr. Jay Knight, Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	HUGHES Telematics, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
File No. 001-33860

Dear Mr. Spirgel and Mr. Knight:

On behalf of HUGHES Telematics, Inc., a Delaware corporation (the “Company”), set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 11, 2010 and the Company’s responses thereto.  The Company intends to reflect the changes set forth in this letter in an amendment (“Amendment No. 1”) to the above-referenced Annual Report on Form 10-K filed with the Commission on March 16, 2010 (the “Form 10-K”).  The Company intends to file Amendment No. 1 with the Commission following the Staff’s satisfaction with the Company’s resolution of the Comments.  All references herein to page numbers and captions correspond to the page numbers in the Form 10-K.

Cover Page

1.
We note that you have indicated that you have no securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. However, this appears inconsistent with the fact that you filed a Form 8-A12G on July 29, 2009 to register your common stock under Section 12(g) of the Exchange Act.

The cover page will be amended to reflect that the Company’s common stock is registered under Section 12(g) of the Exchange Act.

Item 3. Legal Proceedings, page 23

2.
We note that the parties to the patent infringement case have reached a tentative agreement to settle the matter. Disclose whether you expect the resolution of this case to have a material adverse effect on your financial position, results of operations, or cash flows.

The description of the legal proceedings on page 23 will be amended by adding the following sentence to the end of the first paragraph:  “The resolution of the case is not expected to have a material adverse effect on our financial position, results of operations or cash flows.”

Mr. Larry Spirgel, Assistant Director
Mr. Jay Knight, Staff Attorney
U.S. Securities and Exchange Commission
June 17, 2010

Item 7. Management's Discussion and Analysis ..., page 27

Liquidity and Capital Resources, page 36

3.
We note that your credit agreement requires that you comply with certain financial covenants, including a leverage ratio not to exceed 5.0 to 1.0. Please disclose your computed leverage ratio as of the end of the applicable period, and provide a more thorough discussion of how management intends to ensure compliance with these covenants in the future.

The Company’s credit agreements do not include any financial maintenance covenants.  The reference to the leverage ratio relates to the Company’s ability to incur additional indebtedness beyond the limits specified in the credit agreements.

Item 10. Directors, Executive Officers and Corporate Governance, page 77

4.
We note your disclosure highlighting the specific experience and background of each of your directors. Confirm through additional disclosure for each director what about each director's background was instrumental in the board selecting that person to be a director of the company.

The disclosure of the background of the Company’s directors, beginning on page 77, will be amended as follows (underlined text indicates the added disclosure):

Jeffrey A. Leddy. Mr. Leddy has been our Chief Executive Officer and served as a member of our board of directors since the Merger in March 2009.  Mr. Leddy served as the Chief Executive Officer of Old HTI from December 2006 and as a member of Old HTI’s board of directors since March 2006. From April 2003 through December 2006, Mr. Leddy served as Chief Executive Officer and President of SkyTerra Communications, Inc. (“SkyTerra”). Prior to serving as Chief Executive Officer and President, Mr. Leddy served as the President and Chief Operating Officer of SkyTerra from October 2002 and its Senior Vice President of Operations from June 2002. From September 1980 to December 2001, Mr. Leddy worked for EMS Technologies serving most recently as Vice President. Mr. Leddy currently serves on the board of directors of Hughes Communications, Inc. and Hughes Systique Corporation. Mr. Leddy also serves on the board of managers of Hughes Network Systems, LLC.  Mr. Leddy’s experience with satellite communications and telematics businesses and his executive experience, including as our Chief Executive Officer, was instrumental in his selection as a member of our board of directors.  Mr. Leddy was designated by Apollo as a director pursuant to the Shareholders’ Agreement, dated as of March 31, 2009, among us and each of the persons listed on the schedules thereto (the “Shareholders’ Agreement”).

Andrew D. Africk. Mr. Africk has served as a member of our board of directors since March 31, 2009 and was a member of Old HTI’s board of directors from January 2006 until the Merger. Mr. Africk is a senior partner of Apollo Advisors, L.P., which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1992. Mr. Africk has significant experience making and managing private equity investments on behalf of Apollo and has over 18 years experience financing, analyzing and investing in public and private companies, which in addition to his

Mr. Larry Spirgel, Assistant Director
Mr. Jay Knight, Staff Attorney
U.S. Securities and Exchange Commission
June 17, 2010

experience with communications businesses, including serving as a director of Old HTI from its inception through the Merger, was instrumental in his selection as a member of our board of directors.  Mr. Africk also serves on the board of directors of Hughes Communications, Inc., and SOURCECORP, Incorporated. From 1999 to 2008, Mr. Africk served on the board of directors of SkyTerra. From 2005 to 2008 Mr. Africk served as the vice chairman of the board of directors of Intelsat Holdings, Ltd. From 2003 to 2006, Mr. Africk served on the board of directors of Superior Essex Inc. From 2001 to 2008, Mr. Africk served on the board of directors of Mobile Satellite Ventures, LP. Mr. Africk also serves on the board of managers of Hughes Network Systems, LLC. Mr. Africk serves on our compensation committee.  Mr. Africk was designated by Apollo as a director pursuant to the Shareholders’ Agreement.

Marc V. Byron. Mr. Byron has served as a member of the board of directors since our inception in June 2007 and served as our chief executive officer from our inception in June 2007 through the Merger in March 2009. Mr. Byron co-founded Trivergance, a middle market merchant banking and investment firm, in June 2006, and has served as a Managing Member since its formation. Trivergance acted as a strategic and financial advisor in the $750 million transaction in which Sunterra Corporation went private. Mr. Byron has significant experience in the field of customer acquisition and marketing and as a chief executive officer.  Mr. Byron’s experience with customer acquisition and retention, a critical part of our business, was instrumental in his selection as a member of our board of directors. Since May 2003, Mr. Byron has served as chairman of MG, LLC, d/b/a Tranzact, a marketing services firm that helps companies acquire customers and manage complex transactions by combining expertise in developing customer acquisition strategies with experience in applying technology. He has also served as an advisor to Apollo on large marketing and media related transactions. In 1997, Mr. Byron founded Paradigm Direct and served as its chief executive officer until its sale to Mosaic Group, Inc., a Canadian marketing services firm. After the sale, Paradigm Direct changed its name to Mosaic Performance Solutions North America and Mr. Byron served as its chief executive officer until December 2001.  Mr. Byron was designated by the initial stockholders of Polaris as a director pursuant to the Shareholders’ Agreement.

Andrew P. Hines. Mr. Hines has served as a member of our board of directors since March 31, 2009. Mr. Hines has been a principal of Hines and Associates, a financial management consulting firm since September 2006 and from 2001 until October 2005. Mr. Hines has also served as Executive Vice President and Chief Financial Officer of World Color, Inc., a provider of high-value and comprehensive print, digital and related services, since September 2009 and as Vice President and Chief Financial Officer of GenTek, Inc., a manufacturer of industrial components and performance chemicals, from October 2005 to September 2006. From November 2003 through 2007, Mr. Hines served as a director of Superior Essex, Inc., where he served as the chairman of their audit committee.  Mr. Hines has extensive experience as a senior financial executive and financial management consultant, which was instrumental in his selection as a member of our board of directors.  Mr. Hines is the chairman of our audit committee.

Warren N. Lieberfarb. Mr. Lieberfarb has served as a member of our board of directors since March 31, 2009. Mr. Lieberfarb is the Chairman and Chief Executive Officer of Warren N. Lieberfarb & Associates LLC, a media, entertainment and technology consulting and investment firm. From 1984 until December 2002, Mr. Lieberfarb was President of Warner Home Video, a subsidiary of Warner Bros. Entertainment and a global leader in the creation, distribution, and marketing of theatrical motion pictures and television programming on video/DVD.

Mr. Larry Spirgel, Assistant Director
Mr. Jay Knight, Staff Attorney
U.S. Securities and Exchange Commission
June 17, 2010

Mr. Lieberfarb also serves on the board of directors and board of trustees of the American Film Institute and chairs its Entrepreneurial Committee. He also serves on the board of directors and is Vice Chairman of MOD Systems, a retail systems provider enabling in-store digital signage, sampling and fulfillment of music and video content. He is currently on the University of Pennsylvania Library board of overseers, the Undergraduate Executive Committee of The Wharton School, and previously was a member of the University’s board of trustees from 2001 to 2005. Mr. Lieberfarb is also a member of the Academy of Motion Pictures Arts and Sciences. From 2003 through 2008, Mr. Lieberfarb served as a director of Sirius Satellite Radio, Inc.  Mr. Lieberfarb has extensive experience in the media and content delivery fields and has prior experience with telematics through his involvement with Sirius Satellite Radio, Inc., which was instrumental in his selection as a member of our board of directors.  Mr. Lieberfarb serves on our audit and compensation committees.  Mr. Lieberfarb was designated by Apollo as a director pursuant to the Shareholders’ Agreement.

Steven Martinez. Mr. Martinez has served as a member of our board of directors since March 31, 2009. Mr. Martinez is a partner at Apollo. Prior to joining Apollo in 2000, he worked for Goldman Sachs & Company and Bain and Company. Mr. Martinez also serves on the board of directors of Goodman Global Holdings, Inc., Rexnord Global Holdings and Jacuzzi Brands, Inc., Prestige Cruise Holdings and NCL Corp Ltd.  Mr. Martinez served on the board of Allied Waste Holdings from March 2006 through July 2007 and also on board of Hayes Lemmerz International, Inc.  Mr. Martinez has significant experience making and managing private equity investments on behalf of Apollo and has over 15 years experience financing, analyzing and investing in public and private companies, which was instrumental in his selection as a member of our board of directors.  Mr. Martinez was designated by Apollo as a director pursuant to the Shareholders’ Agreement.

Matthew H. Nord. Mr. Nord has served as a member of our board of directors since March 31, 2009 and was a member of Old HTI’s board of directors from December 2006 until the Merger.  Mr. Nord is a principal of Apollo and has been associated with Apollo since 2003. From 2001 to 2003, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney, Inc. Mr. Nord serves on the board of directors of Affinion Group Inc. and SOURCECORP, Inc. Mr. Nord graduated summa cum laude with a BS in Economics from the Wharton School of the University of Pennsylvania. Mr. Nord has significant experience making and managing private equity investments on behalf of Apollo and has over nine years of experience, financing, analyzing and investing in public and private companies, which in addition to his experience with communications businesses, including serving as a director of Old HTI from its inception through the Merger, was instrumental in his selection as a member of our board of directors. Mr. Nord serves on our compensation committee. Mr. Nord was designated by Apollo as a director pursuant to the Shareholders’ Agreement.

Aaron J. Stone. Mr. Stone has served as a member of our board of directors since March 31, 2009. Mr. Stone is a senior partner of Apollo Advisors, L.P., which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1997. Mr. Stone has significant experience making and managing private equity investments on behalf of Apollo and has over 14 years experience financing, analyzing and investing in public and private companies, which in addition to his experience with communications businesses, was instrumental in his selection as a member of our board of directors. Mr. Stone also serves on the board of directors of AMC Entertainment Inc.,

Mr. Larry Spirgel, Assistant Director
Mr. Jay Knight, Staff Attorney
U.S. Securities and Exchange Commission
June 17, 2010

Hughes Communications, Inc., Parallel Petroleum, and Connections Academy, LLC. From 2005 to 2008, Mr. Stone served on the board of directors of SkyTerra, Intelsat Holdings, Ltd. and Mobile Satellite Ventures, LP. From 2004 to 2007, Mr. Stone served on the board of directors of Educate, Inc. Mr. Stone also serves on the board of managers of Hughes Network Systems, LLC.  Mr. Stone was designated by Apollo as a director pursuant to the Shareholders’ Agreement.

Mark VanStekelenburg. Mr. VanStekelenburg has served as a member of our board of directors since March 31, 2009. From 1992 to 1998 he was chairman, president, and chief executive officer of Rykoff-Sexton/US Foodservice Inc. Mr. VanStekelenburg is also a member of the board of directors of Bergensons Property Services, Inc., Chemco, Inc., and JSI Store Fixtures Inc. He is also a member of the Advisory Boards of Champlain Capital Partners, LLC and an Honorary Member of the board of trustees and a member of the audit committee of the March of Dimes.  Mr. VanStekelenburg has significant experience as the chief executive officer of a public company and extensive operational and financial experience, which was instrumental in his selection as a member of our board of directors.  Mr. VanStekelenburg serves on our audit committee.

Item II. Executive Compensation, page 81

5.
Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer.  For example, we note that you granted each of your named executive officers stock and option awards in June 2009. However, you do not provide disclosure analyzing the reason why these amounts were chosen by the committee. We believe it is appropriate to provide a more thorough analysis of how and why the committee arrived at the decision to grant stock and option awards in these amounts. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.scc.goy/divisions/corpiin/cfguidance.shtml#ecd.

The disclosure included in the section entitled “How the Company Expects to Choose Amounts for Each Element of Compensation” on page 85 will be amended and replaced in its entirety by the following:

How the Company Chooses Amounts for Each Element of Compensation

Each executive’s current and prior compensation has been and is expected to continue to be considered in setting future compensation. The elements of our compensation plan (e.g., base salary, bonus and stock options or restricted stock) are common to many companies. The precise mix and levels of these elements are set in an effort to balance the competing objectives of fairness to all stakeholders and attracting and retaining executives and other senior managers.

The base salaries of our named executive officers are reviewed on an annual basis by the compensation committee and at the time of a promotion or a significant change in responsibility. When determining whether to increase the base salary of an executive, the compensation committee considers individual and corporate performance, individual level of responsibility, inflation, contributions to our overall success and current competitive market levels. For the year ended December 31, 2009, after consideration of general economic conditions and in an effort to

Mr. Larry Spirgel, Assistant Director
Mr. Jay Knight, Staff Attorney
U.S. Securities and Exchange Commission
June 17, 2010

preserve capital, the compensation committee did not grant salary increases to our named executive officers.

While each of our named executive officers has a bonus target calculated as a percentage of his base salary, the compensation committee has discretion to determine on an annual basis the amount of the cash bonus, if any.  The following bonus targets were determined at the time such named executive was hired and is based on the executive’s experience, responsibilities and job function:

Name	Bonus Target as a % of Base Salary
Jeffrey A. Leddy	75%
Erik J. Goldman	50%
Craig J. Kaufmann	30%
Robert C. Lewis	30%
Keith J. Schneider	50%

Factors considered by the compensation committee when determining the amount of the bonus grant include primarily corporate performance, individual performance and contributions to our overall success.  After consideration of general economic conditions and in an effort to preserve capital, the compensation committee did not grant any cash bonuses to our named executive officers for services provided during the years ended December 31, 2009 or 2008, other than to Mr. Schneider who received a cash bonus from Networkfleet for services provided in the years ended December 31, 2009 and 2008 of approximately $88,000 and $125,000, respectively, in light of the performance and continued growth of Networkfleet. See the table below with the heading “Summary Compensation Table” for additional details of the base salary and cash bonuses paid to our named executive officers during the years ended December 31, 2009, 2008 and 2007.

When determining equity grants to our named executive officers, the compensation committee considers the amount of cash compensation paid to the individual, as well as individual contributions to our success and participation in extraordinary transactions which occurred during the year.  As the named executives other than Mr. Schneider did not receive a cash bonus during the years ended December 31, 2009 and 2008 and in light of, among other things, (i) the successful consummation of the Merger and other fundraising activities, (ii) continued progress towards the launch of our automotive manufacturer service offering with Mercedes-Benz and (iii) the level of executive ownership of our common stock, the compensation committee awarded the named executive officers other than Mr. Schneider a more significant equity grant in the year ended December 31, 2009 than in prior years.  The specific amount of the grant to each individual was determined based on the executive officer’s equity ownership prior to the grant and with consideration to the executive’s bonus target.  Further, in light of the size of the stock option and restricted stock grant to each of Messrs. Leddy and Goldman and to align Messrs. Leddy’s and Goldman’s interests with those of our stockholders, one half of their respective option grant will vest based on a market condition based on the trading price of our common stock exceeding the thresholds previously established with respect to the release of the earn-out shares.  See the table below with the heading “2009 Grants of Plan Based Awards” for additional details of the equity grants made during the year ended December 31, 2009.

Mr. Larry Spirgel, Assistant Director
Mr. Jay Knight, Staff Attorney
U.S. Securities and Exchange Commission
June 17, 2010

6.
You state in the penultimate paragraph on page 85 that bonuses for services provided in the year ended December 31, 2009 have not been determined. Please tell us when you expect to determine these amounts, and confirm that such amounts will be disclosed on a Form 8-K pursuant to Item 5.02. Also, if bonus or other amounts for the prior year have not yet been determined, this should be noted in a footnote to your Summary Compensation Table together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to Interpretive Response 217.11 of Regulation S-K's Compliance and Disclosure Interpretations, found on our website at http://www.sec.goy/divisions/corpfin/guidancc/regskinterp.htm.

In April 2010, the compensation committee determined not to pay bonuses to the named executive officers, other than to Mr. Schneider.  The penultimate paragraph on page 85 and the footnote to the Summary Compensation Table on page 86 will be amended accordingly.

7.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In response to Item 402(s) of Regulation S-K, the following paragraph will be added at the bottom of page 90:

Board’s Role in Risk Oversight

While our board of directors has the ultimate oversight responsibility for the risk management process, various committees of the board of directors also have the responsibility of risk management. In particular, the audit committee assists the board of directors in fulfilling its responsibility to oversee the financial affairs, risk management, accounting and financial reporting processes, and audits of our consolidated financial statements. The audit committee is also charged with the responsibility of reviewing the guidelines and policies governing the process by which senior management and the finance department assess and manage our exposure to risks, including our major financial risk exposures, and the steps management has taken to monitor and control such risks. In addition, the compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements.

Signature Page, page 99

8.
Please indicate which officer(s) signed the annual report on behalf of the registrant as its (I) principal accounting officer or controller, and (2) principal financial officer. Refer to General Instruction D(2) of Form 10-K.

The signature page will be amended to reference that Craig J. Kaufmann is the principal accounting officer and the principal financial officer.

Exhibit Index

Mr. Larry Spirgel, Assistant Director
Mr. Jay Knight, Staff Attorney
U.S. Securities and Exchange Commission
June 17, 2010

9.
Mark the exhibit index to indicate that portions of Exhibits 10.13 and 10.14 have been omitted pursuant to a request for confidential treatment. Refer to Section D.S. of Staff Legal Bulletin No. IA (February 28, 1997, as amended).

The exhibit index will be amended to reflect that certain portions of Exhibits 10.13 and 10.14 have been omitted pursuant to the request for confidential treatment.

* * * * *

The Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (914) 305-4941 should you have any questions.

Very truly yours,
/s/ Robert C. Lewis
Robert C. Lewis
General Counsel and Secretary

cc:	via email to:
Gregory A. Fernicola
(Skadden, Arps, Slate, Meagher & Flom LLP)
Joshua B. Goldstein
(Skadden, Arps, Slate, Meagher & Flom LLP)